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                             May 6, 2021

       Sean Hsieh
       Chief Executive Officer
       Concreit Fund I LLC
       1201 3rd Ave Ste 2200
       Seattle, WA 98101

                                                        Re: Concreit Fund I LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed May 5, 2021
                                                            File No. 024-11171

       Dear Mr. Hsieh:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 1 filed May 5, 2021

       Results of Operations, page 50

   1. We note your response to comment 1 and reissue the comment. Please revise to provide a discussion of the
material year-over-year changes in your results of operations for the periods presented. See
Item 303(b) of Regulation S-K.
       Exhibits

   2. We note that you increased your offering size to $74,597,250. Please have counsel provide a legal opinion
as to the legality of the securities covered by the offering statement.
 Sean Hsieh
FirstName  LastNameSean  Hsieh
Concreit Fund I LLC
Comapany
May  6, 2021NameConcreit Fund I LLC
May 6,
Page 2 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction